

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 11, 2009

Mr. Jeffrey M. Gorden
Chief Financial Officer and Treasurer
BAB, Inc.
500 Lake Cook Road, Suite 475
Deerfield, IL 60015

> **Re: BAB, Inc.**
> **Form 10-KSB for the Fiscal Year Ended November 30, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 9, 2009**
> **File No. 000-31555**

Dear Mr. Gorden:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Note 2 – Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 21

1.   Your disclosure states that royalty revenues are recognized on the accrual basis using estimates based on past history and seasonality. Please tell us and revise your disclosure to further clarify your process for estimating revenue related to royalties. Please clarify when you receive the sales reports from the franchisees and whether there have historically been material adjustments from royalties calculated based on the amount of sales that you have estimated and the actual amount of royalties that you were entitled to receive. Please tell us the amount of the adjustment that you have recorded in each of the past six fiscal quarters.

2.   We note that you earn a licensing fee from the sale of certain BAB branded products from the baker or roaster to the franchised and licensed units. Please expand your disclosure to clarify the material terms of the licensing agreements (e.g., how the licensing fee is calculated, when you receive payment, etc.) and the period in which you recognize revenue for the licensing fee. Please tell us how you have determined that your accounting policy for license fee revenue recognition complies with SAB Topic 13.

3.   We note from your disclosure on page 10 and other parts of your filing that you also record nontraditional revenue. Please revise your disclosure to clarify the nature of the nontraditional revenue and your revenue recognition accounting policy for this revenue stream. In addition, please tell us how you have determined that your policy complies with SAB Topic 13 and how much revenue you have recognized from this revenue stream in fiscal year 2008 and 2007 and for the six months ended May 31, 2009.

Marketing Fund, page 22

4.   Revise to disclose your accounting policy for the Marketing Fund.

Goodwill and Other Intangible Assets, page 23

5.   We note that you have capitalized approximately $56 thousand and $38 thousand of trademarks renewal costs in fiscal year 2008 and 2007, respectively. Please clarify the specific trademark renewal costs that you have capitalized and how you determined that it is appropriate to capitalize such costs. In addition, tell us how you have evaluated the amount of trademark renewal costs in relation to the carrying value of the trademarks when determining that the trademarks have an indefinite life.

Controls and Procedures, page 32

Management's Annual Report on Internal Control over Financial Reporting, page 32

6.   We note in your disclosure that you evaluated your internal control over financial reporting, and identified the evaluation framework you used for your evaluation. However, your conclusion for this evaluation refers to "disclosure controls and procedures," which is inconsistent with what you described as being evaluated, that is, internal control over financial reporting. Accordingly, please amend your filing to fully and accurately comply with the disclosure requirements of Item 308T(a) of Regulation S-B.

We also note you reported that there were no *significant* changes in your internal controls *subsequent to the evaluation date*. Please revise this to address *any* changes in internal controls over financial reporting *that occurred during the last fiscal quarter*. Refer to Item 308T(b) of Regulation S-B for further guidance.

Further, we note that you omitted the disclosures that address your evaluation of disclosure controls and procedures, as required by Item 307 of Regulation S-B. Please tell us whether you evaluated your disclosure controls and procedures as of the end of the period covered by the report, and if not, why not. If you did evaluate your disclosure controls and procedures, please amend your filing to fully and accurately comply with the disclosure requirements of Item 307 of Regulation S-B.

Form 10-Q for the Quarterly Period Ended May 31, 2009

General

7.   Please be sure to appropriately paginate all future filings.

Controls and Procedures

Management's Quarterly Report on Internal Control over Financial Reporting

8.   As with your prior year annual report on internal control over financial reporting, you again referred to "disclosure controls and procedures" in the conclusion, rather than to "internal control over financial reporting." Additionally, we remind you that an evaluation of internal control over financial reporting is only required annually, and is not required on a quarterly basis. See instructions to Item 4T to Form 10-Q, for further guidance.

9.   You reported that there were no *significant* changes in your internal controls *subsequent to the evaluation date*. Please revise this to address *any* changes in internal controls over financial reporting *that occurred during the last fiscal quarter*. Refer to Item 308T(b) of Regulation S-K for further guidance.

Exhibits 31 and 32

10.   In future filings, please ensure that your officers' certifications match the <u>exact</u> form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that the word "and" was omitted prior to the word "have," at the end of the introductory paragraph to Item 4 in each Exhibit, and in Exhibit 31.2, you alternately identified yourself as either a "small business issuer" or "registrant."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief